UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cadence Bancorporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12739A100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103

1	Name of Reporting Person: Cadence Bancorp, LLC I.R.S. Identification Number of Above Person (Entities Only): 27-2032414
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 64,075,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 64,075,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,075,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 76.6%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer.

Cadence Bancorporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056.

Item 2(a).	Names of Persons Filing.

This Schedule 13G is filed on behalf of Cadence Bancorp, LLC, a Delaware limited liability company (the “Reporting Person”).

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Cadence Bancorp, LLC

c/o Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

Item 2(c).	Citizenship.

Cadence Bancorp, LLC is organized under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP No.: 12739A100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

☒ Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Explanatory Note: Prior to the Issuer’s initial public offering, the Reporting Person beneficially owned 75,000,000 shares of the Issuer’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”). On November 13, 2017, the Reporting Person completed the sale of 10,925,000 shares of the Issuer’s common stock in connection with a secondary offering of Class A Common Stock. The shares of Class A Common Stock retained by the Reporting Person are owned of record by the Reporting Person.

(a) Amount beneficially owned:

See the Item 9 of the Cover Page of the Reporting Person.

(b) Percent of class:

See Item 11 of the Cover Page of the Reporting Person, which is based upon Item 9 of the Cover Page of the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the Cover Page of the Reporting Person.

(ii) Shared power to vote or to direct the vote

See Item 6 of the Cover Page of the Reporting Person.

(iii) Sole power to vote or to direct the vote

See Item 7 of the Cover Page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the Cover Page of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	CADENCE BANCORP, LLC

	By:	/s/ Jerry W. Powell
	Name:	Jerry W. Powell
	Title:	Executive Vice President and General Counsel